Profit and Loss

Mira Zaki Photography

Date Range: Jan 01, 2021 to Oct 06, 2021

ACCOUNTS	Jan 01, 2021 to Oct 06, 2021
Income	
Sales	$30,806.22
Uncategorized Income	$14,442.64
Total Income	**$45,248.86**
Cost of Goods Sold	
Subcontracted Services	$850.74
Total Cost of Goods Sold	**$850.74**
Gross Profit	**$44,398.12**
As a percentage of Total Income	**98.12%**
Operating Expenses	
Accounting Fees	$558.00
Advertising & Promotion	$1,599.84
Apple iPhone Cloud Storage	$29.97
Bank Service Charges	$164.40
Books	$43.01
Computer – Hardware	$273.86
Computer – Internet	$219.96
Computer – Software	$1,999.82
Credit Repair	$827.97

Operating Expenses	
Dues & Subscriptions	$2,774.36
Education/Training/Personal Development	$392.75
Equipment Lease or Rental	$326.62
Insurance- Renter's	$153.73
Interest Expense	$521.66
Meals and Entertainment	$843.11
My Photography Book- Itty Bitty Publishing	$1,750.00
Rent Expense	$300.00
Tips	$70.00
Transportation	$753.22
Travel Expense	$216.06
Uncategorized Expense	$5,514.38
Utilities	$816.01
Website	$230.82
Total Operating Expenses	**$20,379.55**

Net Profit	**$24,018.57**
As a percentage of Total Income	**53.08%**